SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sable Offshore Corp **

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

33850F108

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	Formerly known as Flame Acquisition Corp.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 11 Pages

Exhibit Index: 10 Page

CUSIP No. 33850F108	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 395,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 395,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,555
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.61%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC, IA

(1)	See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 33850F108	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investors GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 262,222
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 262,222

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,222
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.40%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, HC

(1)	See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 33850F108	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 262,222
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 262,222

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,222
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.40%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

(1)	See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 33850F108	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 111,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 111,111

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,111
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.17%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 33850F108	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Special Opportunities, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 151,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 151,111

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,111
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.23%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 33850F108	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS Frederick V. Fortmiller, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 395,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 395,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,555
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.61%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 33850F108	Page 8 of 11 Pages

Explanatory Note: This Amendment is being filed to report that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A common stock of the “Issuer”. This Amendment constitutes an exit filing for the Reporting Persons.

Item 1(a).	Name of Issuer

Sable Offshore Corp (the “issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

845 Texas Avenue, Suite 2920, Houston, TX 77002

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Harraden Circle Investors, LP (“Harraden Fund”),

ii)	Harraden Circle Special Opportunities, LP (“Harraden Special Op Fund”)

iii)	Harraden Circle Investors GP, LP (“Harraden GP”);

iv)	Harraden Circle Investors GP, LLC (“Harraden LLC”);

v)	Harraden Circle Investments, LLC (“Harraden Adviser”); and

vi)	Frederick V. Fortmiller, Jr. (“Mr. Fortmiller”);

This Statement relates to Shares (as defined herein) directly beneficially owned by Harraden Fund and Harraden Special Op Fund. Harraden GP is the general partner to Harraden Fund and Harraden Special Op Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund, Harraden Special Op Fund and other high net worth individuals. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Harraden Fund and Harraden Special Op Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is 299 Park Avenue, 21st Floor, New York, NY 10171.

Item 2(c).	Citizenship

Each of Harraden Fund, Harraden Special Op Fund and Harraden GP is a Delaware limited partnership. Each of Harraden LLC and Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (“Shares”)

Item 2(e).	CUSIP No. 33850F108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.

CUSIP No. 33850F108	Page 9 of 11 Pages

Item 4.	Ownership

Item 4(a)	Amount Beneficially Owned

As of September 30, 2024, the Reporting Persons did not beneficially own more than five percent of the Issuer’s Class A Common Stock. Accordingly, this Schedule 13G/A constitutes an exit filing for the Reporting Persons.

As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of 395,555 Shares underlying Units held directly by Harraden Fund, Harraden Special Op Fund and Harraden Adviser.

Item 4(b)	Percent of Class Fund and Harraden Adviser.

As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.99% of Shares outstanding. This percentage is based on a total of 64,845,436 Shares outstanding, based on information in the Form 10-Q filed by the Company on August 13, 2024.

Item 4(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	395,555
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	395,555

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 33850F108	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

HARRADEN CIRCLE INVESTORS, LP
HARRADEN CIRCLE SPECIAL OPPORTUNITIES, LP

By:	HARRADEN CIRCLE INVESTORS GP, LP, its general partner

By:	HARRADEN CIRCLE INVESTORS GP, LLC, its general partner

By:	/s/ Frederick V. Fortmiller, Jr.
Title:	Managing Member

HARRADEN CIRCLE INVESTORS GP, LP

By:	HARRADEN CIRCLE INVESTORS GP, LLC, its general partner

By:	/s/ Frederick V. Fortmiller, Jr.
Title:	Managing Member

HARRADEN CIRCLE INVESTORS GP, LLC

By:	/s/ Frederick V. Fortmiller, Jr.
Managing Member

HARRADEN CIRCLE INVESTMENTS, LLC

By:	/s/ Frederick V. Fortmiller, Jr.
Managing Member

FREDERICK V. FORTMILLER, JR.

/s/ Frederick V. Fortmiller, Jr.

CUSIP No. 33850F108	Page 11 of 11 Pages

Exhibit INDEX

Joint Filing Agreement	11